                                                FILED PURSUANT TO RULE 424(b)(3)
                                                REGISTRATION NO. 333-70195


PROSPECTUS


                               9,889,617 SHARES

                             Cheniere Energy, Inc.

                                 COMMON STOCK



          This prospectus relates to the offer and sale of up to 9,889,617 shares of common stock of Cheniere Energy, Inc. Of these shares, 5,427,117 are held by stockholders and the other 4,462,500 are issuable upon the exercise of warrants held by warrantholders. One or more of the selling stockholders may offer to sell these shares from time to time. We will not receive any proceeds of these sales, but if any of the warrants are exercised, we will receive payment for the exercise price of the warrants.

          Our common stock is traded on The Nasdaq SmallCap Market under the symbol "CHEX." The last reported sales price of the common stock on The Nasdaq SmallCap Market on June 30, 1999 was $1.375 per share.


                    --------------------------------------


            SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR INFORMATION
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



________________________________________________________________________________

                  The date of this prospectus is July 1, 1999

                               TABLE OF CONTENTS

Cheniere Energy, Inc...............................................    3
Risk Factors.......................................................    4
Where you can Find More Information................................   10
Cautionary Statement Regarding Forward Looking Statements..........   12
Use of Proceeds....................................................   12
Selling Stockholders...............................................   13
Description of Securities..........................................   17
Plan of Distribution...............................................   19
Legal Matters......................................................   20
Experts............................................................   20

                             CHENIERE ENERGY, INC.

     Cheniere Energy, Inc. is a Houston-based company formed for the purpose of oil and gas exploration, development and exploitation. We commenced our oil and gas activities in April of 1996.

     It is important for you to know that we have not yet established any oil and gas production, and though we have established proved reserves through drilling in 1999, we will not fully evaluate and report the amount and value of these reserves until the filing of our annual report for the year ended December 31, 1999. We are currently a development stage enterprise with no operating revenues to date.

     Our common stock has been publicly traded since July 3, 1996 under the name Cheniere Energy, Inc. Our principal executive offices are located at 1200 Smith Street, Suite 1740, Houston, Texas 77002, and our telephone number is (713) 659-1361.

The Louisiana Joint Exploration Program

     We are involved with one major project: a 3-D seismic joint exploration project in southern Louisiana. The 3-D seismic survey covers 228 square miles within a 310 square-mile area running three to five miles north and generally eight miles south of the coastline in the most westerly portion of Cameron Parish, Louisiana. Acquisition of the seismic data in the field was completed in July 1997, and area-wide processing was completed in December 1997. Leasing activities were begun in March 1998, and further interpretation of the seismic data continues. Drilling of prospects identified within the area of the Louisiana joint exploration project began in February 1999.

     The Louisiana joint exploration program is governed by an exploration agreement between us and Zydeco Energy, Inc.

Arbitration Proceedings

     We have received the binding award of an independent panel of arbitrators reviewing a dispute related to the rights and obligations of us and Zydeco under the exploration agreement. We have discussed the rulings of the panel in our Annual Report on Form 10-K that is "incorporated by reference" as discussed under the heading "Where You Can Find More Information."

                                 RISK FACTORS

We have a limited operating history during which we have continually incurred losses and we may continue to incur losses.

     We have a limited operating history with respect to our oil and gas exploration activities, which were commenced through the Louisiana joint exploration program in April 1996. From our inception we have incurred losses and may continue to incur losses in 1999, depending on whether we generate sufficient revenue from producing reserves acquired either through acquisitions or drilling activities.

We have no current oil and gas production and limited proved reserves, which means that our success is highly dependent on the success of our primary asset, the Louisiana joint interest program.

     We have not yet established oil and gas production. Through our drilling in 1999, we have established "proved reserves," which means that we have identified oil and gas reserves that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Currently, our primary asset is our interest in the Louisiana joint exploration program. Because almost all of our assets are represented by the investment to date in the Louisiana joint exploration program, and we anticipate investing additional amounts in the program, we are highly dependent on the success of the Louisiana joint exploration program.

We may need additional financing and may not be able to obtain it on terms that are acceptable to us, which could harm our ability to conduct our business.

     We presently have no operating revenues. As of December 31, 1998, we had only $750,538 of current assets. Because of our low level of current assets, we may need additional capital for a number of purposes, and our inability to obtain additional financing could significantly harm our ability to conduct our business, including our ability to take advantage of opportunities that come from the Louisiana joint interest exploration program. Our need for additional financing might include the following:

     - Additional capital will be required to pay for our share of costs relating to the drilling of prospects and development of those that are successful, to exercise lease options, and to acquire additional oil and gas leases. The total amount of our capital needs will be determined in part by the number of prospects generated within the Louisiana joint exploration program and by the working interest that we retain in those prospects.

     - We may need funds for the repayment of a portion of the $4.0 million plus interest in notes payable that were outstanding as of December 31, 1998. In April 1999, we issued 2,812,528 shares of common stock at a price of $0.72 per share in exchange for the cancellation of $2,025,020 of the notes payable. We have extended the maturity date for remainder of the notes payable to July 15, 1999, and may need funds to repay them.

     - Should we choose to make an acquisition of producing oil and gas properties, it is likely that such an acquisition would require that some portion of the purchase price be paid in cash, thus would create the need for additional capital.

     Our future capital needs might be especially urgent in connection with the Louisiana exploration agreement. Under the terms of the agreement, we made seismic fund payments totaling $16.4 million and earned a 50% interest in the seismic data. Zydeco is obligated under the terms of the agreement to develop prospects from its analysis of the seismic data and to present those prospects to us for our election to participate. Should we elect to participate in a prospect proposed by Zydeco, we must make payment to Zydeco as a reimbursement of prospect expenses within 45 days of the date such expenses are billed by Zydeco. We currently do not have sufficient capital to meet our future payment obligations under the exploration agreement if we elect to participate in prospects proposed under it. Further, there can be no assurance that we will successfully secure the necessary funds to do so.

     Additional capital could be obtained from a combination of funding sources. These potential funding sources include:

     -  borrowings from financial institutions,

     - debt offerings, which would increase our leverage and add to our need for cash to service such debt,

     - additional offerings of our equity securities, which could cause substantial dilution of our common stock, or

     - sales of portions of our working interest in the prospects within the Louisiana joint exploration program, which would reduce future revenues from the Louisiana joint exploration program.

     Our ability to raise additional capital will depend on the results of our operations and the status of various capital and industry markets at the time such additional capital is sought. Accordingly, there can be no assurances that capital will be available to us from any source or that, if available, it will be on terms acceptable to us.

Because of our lack of diversification, factors harming the oil and gas industry in general, including downturns in prices for oil and gas, would be especially harmful to us.

     As an independent energy company, our revenues and profits will be substantially dependent on the oil and gas industry in general and the prevailing prices for oil and gas in particular. Circumstances that harm the oil and industry in general will have an especially harmful effect on us. Oil and gas prices have been and are likely to continue to be volatile and subject to wide fluctuations in response to any of the following factors:

     -  relatively minor changes in the supply of and demand for oil and gas;

     -  political conditions in international oil producing regions;

     - the extent of domestic production and importation of oil in relevant markets;

     -  the level of consumer demand;

     -  weather conditions;

     - the competitive position of oil or gas as a source of energy as compared with other energy sources;

     -  the refining capacity of oil purchasers; and

     - the effect of federal and state regulation on the production, transportation and sale of oil and gas.

It is likely that adverse changes in the oil market or the regulatory environment would have an adverse effect on our ability to obtain capital from lending institutions, industry participants, private or public investors or other sources.

We experience intense competition in the oil and gas industry, which may make it difficult for us to succeed.

     The oil and gas industry is highly competitive. If we are not able to compete effectively, we will not succeed. A number of factors may give our competitors advantages over us. For example, most of our current and potential competitors have significantly greater financial resources and a significantly greater number of experienced and trained managerial and technical personnel than we do. There can be no assurance that we or the Louisiana joint exploration program will be able to compete effectively with such companies.

We are subject to significant operating hazards and uninsured risks, one or more of which may create significant liabilities for us.

     Our oil and gas operations are subject to all of the risks and hazards typically associated with the exploration for, and the development and production of, oil and gas. In accordance with customary industry practices, we intend to maintain insurance against some, but not all, of these risks and losses. The occurrence of a significant event not fully insured or indemnified against could seriously harm us. Moreover, no assurance can be given that we will be able to maintain adequate insurance in the future at rates we consider reasonable. Risks in drilling operations include cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, pollution and other environmental risks. Our activities are also subject to perils specific to marine operations, such as capsizing, collision and damage or loss from severe weather. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations.

We are subject to significant exploration risks, including the risk that we may not be able to find or produce enough oil and gas to generate any profits.

     Our exploration activities involve significant risks, including the risk that we may not be able to find or produce enough oil and gas to generate any profits. There can be no assurance that the use of technical expertise as applied to geophysical or geological data will ensure that any well we drill will discover oil or gas. Further, there is no way to know in advance of drilling and testing whether any prospect under the Louisiana joint exploration program will yield oil or gas in sufficient quantities to make money for us. In addition, we are highly dependent on seismic activity and the related application of new technology as a primary exploration methodology. There can be no assurance that our efforts under the Louisiana joint exploration program will be successful.

We may not be able to acquire the oil and gas leases we need to sustain profitable operations.

     There can be no assurance that the Louisiana joint exploration program or any other oil and gas venture we are involved with will be successful in acquiring farmouts, seismic permits, lease options, leases or other rights to explore for or recover oil and gas. Consequently, the area covered by the Louisiana joint exploration program that could be explored through drilling could be reduced if these leases, permits, options and the like are not acquired. Both the United States Department of the Interior and the State of Louisiana award oil and gas leases on a competitive bidding basis. Further, non-governmental owners of the onshore mineral interests within the area covered by the Louisiana joint exploration program are not obligated to lease their mineral rights to us except where we have already obtained lease options. Other major and independent oil and gas companies with financial resources significantly greater than those of the Louisiana joint exploration program may bid against us for the purchase of oil and gas leases.

If we are unable to obtain satisfactory turnkey contracts, we may have to assume additional risks and expenses when drilling wells.

     We anticipate that any wells drilled in which we have an interest will be drilled by established industry contractors under turnkey contracts that limit our financial and legal exposure. Circumstances may arise, however, where a turnkey contract is not economically beneficial to us or is otherwise unobtainable from proven industry contractors. In such instances, we may decide to drill wells on a day-rate basis, subjecting us to the usual drilling hazards such as cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, pollution and other environmental risks. We would also be liable for any cost overruns attributable to drilling problems that otherwise would have been covered by a turnkey contract.

     Under a turnkey drilling contract, a negotiated price is agreed upon and the money placed in escrow. The contractor then assumes all of the risk and expense, including any cost overruns, of drilling a well to contract depth and completing any agreed upon evaluation of the wellbore. Upon performance of all these items, the escrowed money is released to the contractor. On a non-turnkey basis, all risk and expense, including cost overruns, of drilling a well to total depths lies with the operator.

Existing and future United States governmental regulation, taxation and price controls could seriously harm us.

     Oil and gas production and exploration are subject to comprehensive federal, state and local laws and regulations controlling the exploration for and production and sale of oil and gas and the possible effects of such activities on the environment. Failure to comply with such rules and regulations can result in substantial penalties and may harm us. Present, as well as future, legislation and regulations could cause additional expenditures, restrictions and delays in our business, the extent of which cannot be predicted and which may require us to limit substantially, delay or cease operations in some circumstances. In most areas where we plan to conduct activities, there are statutory provisions regulating the production of oil and natural gas which may restrict the rate of production and adversely affect revenues. We plan to acquire oil and gas leases in the Gulf of Mexico, which will be granted by the federal government and administered by the U.S. Department of Interior Minerals Management Service. The Department strictly regulates the exploration, development and production of oil and gas reserves in the Gulf of Mexico. Such regulations could seriously harm our operations in the Gulf of Mexico. The federal government regulates the interstate transportation of oil and natural gas, through the Federal Energy and Regulatory Commission. The FERC has in the past regulated the prices at which oil and gas could be sold. Federal reenactment of price controls or increased regulation of the transport of oil and natural gas could seriously harm us. In addition, our operations are subject to numerous laws and regulations governing the discharge of oil and hazardous materials into the environment or otherwise relating to environmental protection, including the Oil Pollution Act of 1990. These laws and regulations have continually imposed increasingly strict requirements for water and air pollution control, solid waste management, and strict financial responsibility and remedial response obligations relating to oil spill protection. The cost of complying with such environmental legislation could have a general harmful effect on our operations.

We may experience year 2000 problems, which could cause disruptions of our operations.

     The Year 2000 presents significant issues for many computer systems. Much of the software in use today may not be able to accurately process data beyond the year 1999. The vast majority of computer systems process transactions using two digits for the year of the transaction, rather than the full four digits, making such systems unable to distinguish January 1, 2000 from January 1, 1900. Such systems may encounter significant processing inaccuracies or become inoperable when Year 2000 transactions are processed. Such matters could impact not only us in our day-to-day operations but also our financial institutions, customers and vendors as well as state, provincial and federal governments with jurisdictions where we maintain operations.

     We are currently addressing Year 2000 issues and are presently focusing on our internal business systems and processes. To the extent necessary, we will assess the readiness of any key business partners, such as financial institutions, customers, vendors, oil and gas operators, etc.

     It has been our strategy to use, wherever possible, industry prevalent products and processes with minimal customization. As a result, we do not expect any extensive in-house hardware, software or process conversions in an effort to be Year 2000 compliant nor do we expect Year 2000 compliance related costs to be material to our operations.

     Our goal is to be Year 2000 compliant by June 30, 1999 wherever possible and to have contingency plans in place where compliance is not possible in a timely manner. While it is the our goal to be Year 2000 compliant, there can be no assurance that there will not be a material adverse effect on Cheniere as a result of a Year 2000 related issue. Our business partners may present the area of greatest risk to us, in part because of our limited ability to influence actions of third parties, and in part because of our inability to estimate the level and impact of noncompliance of third parties. Additionally, there are many variables and uncertainties associated with judgments regarding any contingency plans we develop.

There is only limited trading in our common stock, which makes our stock more difficult to sell than the stock of companies with more active markets.

     There is only limited trading in our common stock, which makes our stock more difficult to sell than the stock of companies with more active markets. During the first five months of 1999, the average daily trading volume of our common stock on The Nasdaq SmallCap Market was approximately 31,000 shares. The completion of this offering of the common stock provides no assurance that the trading market for the common stock will become more active.

We have not paid dividends and do not expect to in the foreseeable future, so our stockholders will not be able to receive a return on their investment without selling their shares.

     We have not paid dividends since our inception and do not expect to in the foreseeable future, so our shareholders will not be able to receive a return on their investments without selling their shares. We presently anticipate that all earnings, if any, will be retained for development of our business. Any future dividends will be subject to the discretion of our board of directors and will depend on, among other things, future earnings, our operating and financial condition, our capital requirements and general business conditions.

Our stockholders could experience dilution in the value of their shares because of additional issuances of shares.

     Any issuance of common stock by us may result in a reduction in the book value per share or market price per share of our outstanding shares of common stock and will reduce the proportionate ownership and voting power of such shares. We have 65,000,000 authorized shares of stock, consisting of 60,000,000 shares of the common stock, and 5,000,000 shares of preferred stock. As of June 11, 1999, approximately 58.3% of the shares of the common stock remained unissued. The board of directors has the power to issue any and all of such shares without shareholder approval. It is likely that we will issue shares of the common stock, among other reasons, in order to raise capital to sustain operations, to exchange for or to repay our $2.0 million in short-term notes payable and/or to finance future oil and gas exploration projects. In addition, we have reserved 6,203,334 and 2/3 shares of the common stock for issuance upon the exercise of outstanding warrants and 1,950,000 shares of the common stock for issuance upon the exercise of stock options. As of June 11, 1999, there are 939,944 and 2/3 issued and outstanding options to purchase common stock.

We depend on key personnel and could be seriously harmed if we lost their services.

     We depend on our executive officers for our various activities. We do not maintain "key person" life insurance policies on any of our personnel nor do we have employment agreements with any of our personnel. The loss of the services of any of these individuals could seriously harm us. In addition, our future success will depend in part upon our ability to attract and retain additional qualified personnel. We currently have 11 full-time employees.

We depend on industry partners and could be seriously harmed if they do not perform satisfactorily, which is usually not within our control.

     Because we have few employees and limited operating revenues, we will be largely dependent upon industry partners for the success of our oil and gas exploration projects for the foreseeable future. We could be seriously harmed if our industry partners do not perform satisfactorily on projects that affect us. We may often have no control over factors that would influence their performance.

We are controlled by a small number of principal stockholders who may exercise a proportionately larger influence on Cheniere than our shareholders with smaller holdings.

     We are controlled by a small number of principal stockholders who may do things that are not in the interests of our shareholders with smaller holdings. William D. Forster and Charif Souki are the co-chairmen of the board of directors. BSR Investments, Ltd. is an entity under the control of a member of the immediate family of Charif Souki. Together, Mr. Forster and BSR Investments own approximately 26.6% of the outstanding common stock. Accordingly, it is likely that Mr. Forster and BSR Investments will effectively be able to elect all of our directors and to control our management, operations and affairs, including the ability to prevent or cause a change in control of the company.

Anti-takeover provisions of the certificate of incorporation, bylaws and Delaware law could adversely impact a potential acquisition by third parties that may ultimately be in the financial interests of our shareholders.

     Our certificate of incorporation and bylaws and the Delaware General Corporation Law contain provisions that may discourage unsolicited takeover proposals. These provisions could have the effect of inhibiting fluctuations in the market price of our shares that could result from actual or rumored takeover attempts, preventing changes in our management or limiting the price that investors may be willing to pay for shares of common stock. These provisions, among other things, authorize the board of directors to designate the terms of and issue new series of preferred stock, limit the personal liability of directors, require us to indemnify directors and officers to the fullest extent permitted by applicable law and impose restrictions on business combinations with some interested parties.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any of these documents at the public reference rooms maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Securities and Exchange
Commission: New York Regional Office, Seven World Trade Center, New York, New York 10048, and Central Regional Office, 1801 California Street, Suite 4800, Denver, Colorado 80202. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public from commercial documents retrieval services and at the Internet website maintained by the Securities and Exchange Commission at http://www.sec.gov.

     Our common stock is quoted on The Nasdaq SmallCap Market. You may also read our reports, proxy and information statements and other information at The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

     This prospectus is part of the registration statement that we filed with the Securities and Exchange Commission to register the shares of common stock referred to above being offered. This prospectus does not contain important information that you can find in our registration statement and in the annual, quarterly and special reports, proxy statements and other documents that we file with the Securities and Exchange Commission.

     The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose in this prospectus important information to you by referring you to other documents that have been or will be filed with the Securities and Exchange Commission.
The information below is incorporated in this prospectus by reference and is an important part of this prospectus, except where any of the information has been modified or superceded by the information in this prospectus or in information incorporated by reference in this prospectus. Also, information that we file after the date of this prospectus with the Securities and Exchange Commission will automatically be incorporated in this prospectus and update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities offered by this prospectus are sold:

     -    Our Annual Report on Form 10-K for the fiscal year ended December 31,
          1998;
     - Our Quarterly Report on Form 10-Q for the three months ended March 31, 1999;
     -    Our Proxy Statement dated April 30, 1999.

We will provide you, without charge, a copy of the documents incorporated by reference in this prospectus. We will not provide a copy of the exhibits to documents incorporated by reference, unless those exhibits are specifically incorporated by reference into those documents. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from:

     Cheniere Energy, Inc.
     1200 Smith Street, Suite 1740
     Houston, Texas  77002-4312
     Attn: Don A. Turkleson, Chief Financial Officer
     (713) 659-1361

     You should rely only on the information provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of the shares in any state where the offer is not permitted. You should not assume that the information in this prospectus, in any prospectus supplement or in any document incorporated by reference herein is accurate as of any date other than the date on the front of those documents.

                             CAUTIONARY STATEMENT
                     REGARDING Forward Looking Statements

     The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by us or on our behalf. We and our representatives may from time to time make written or verbal forward-looking statements, including statements contained in this report and other filings with the Securities and Exchange Commission and in reports to our stockholders.

     All statements, other than statements of historical facts, included in this prospectus that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements. These statements include, among others:

     -    statements regarding our business strategy, plans and objectives;

     - statements expressing beliefs and expectations regarding our ability to successfully raise the additional capital necessary to meet our obligations under our current exploration agreements;

     - statements expressing beliefs and expectations regarding our ability to secure the leases necessary to facilitate anticipated drilling activities;

     - statements expressing beliefs and expectations regarding our ability to attract additional working interest owners to participate in the exploration and development of our exploration areas; and

     -    statements about non-historical year 2000 information.

     These forward-looking statements are, and will be, based on management's then current views and assumptions regarding future events.

Actual results could differ materially from estimates and other forward-looking statements. Important factors that could affect us and cause materially different results are discussed under the heading "Risk Factors."


                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares offered by this prospectus. Warrants for which the underlying common stock in being registered in this registration statement are exercisable at various prices ranging from $1.00 to $3.125 per share. The detailed terms of our warrants are set forth under "Description of Securities - Warrants." We expect to use any proceeds we receive from the exercise of warrants for ongoing activities related to the Louisiana joint exploration project, other oil and gas exploration activities, working capital and/or general corporate purposes.

                             SELLING STOCKHOLDERS

     The following table sets forth information known to us with respect to beneficial ownership of our common stock as of June 11, 1999 by each selling stockholder. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Information with respect to beneficial ownership is based on information as of June 11, 1999 and assumes that there is outstanding an aggregate of 25,011,977 shares of common stock. Warrants to purchase shares of common stock which are currently exercisable or will become exercisable within 60 days of June 11, 1999 are deemed to be outstanding for purposes of the individuals named in this chart. Except as indicated otherwise in the footnotes below, and subject to community property laws where applicable, Cheniere believes based on information furnished by the selling stockholders that the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The table assumes the sale of all shares offered hereby and no other purchases or sales of Cheniere's common stock. All warrants shown in the applicable column are immediately exercisable.


                                                                         Amount of Shares
                                                                             Offered
                                                                              Hereby
                                                              ---------------------------------------
                                                                                     Shares of Common
                                      Shares                          Number         Stock Underlying
Name of                               Beneficially                    of Shares      Warrants to        Shares Beneficially
Selling                               Owned Prior                     of Common      Purchase           Owned After
Stockholder                           To Offering                     Stock          Common Stock       the Offering
--------------------------------------------------------------------------------------------------------------------------------
                                         Number          Percent                                           Number        Percent
Alana Group The, Ltd.                    562,500           2.2          375,000            187,500                0            *
Alba Limited                             145,000             *                              20,000          125,000            *
Apex Investment Fund, Ltd.               400,000           1.6          400,000                                   0            *
Arabella S.A.                          2,755,000          10.8                             380,000        2,375,000          9.3
Borenstein, Richard N.                    75,833             *                              40,000           35,833            *
BSR Investments, Ltd.                  3,946,445          15.5                             400,000        3,546,445         14.1
Connaught Global, Ltd.                   300,000           1.2          150,000            150,000                0            *
Cullman, Joseph F. III                    37,917             *                              20,000           17,917            *
Dulverton Holdings   Limited             450,000           1.8          300,000            150,000                0            *
Forster, Gail Daly                       132,917             *                              20,000          112,917            *
Guildford Manor, Ltd.                    400,000           1.6          400,000                                   0            *
Harvey, Michael L.                     1,000,000           3.8                           1,000,000                0            *
Hellmold, Ralph O.                       256,583           1.0                              60,000          196,583            *
Israel, Robert I.                         37,917             *                              20,000           17,917            *
Kessler, Douglas W.,   P.C.               72,667             *           34,750             20,000           17,917            *
Lathbury Investments, Ltd.               300,000           1.2          150,000            150,000                0            *
 Ltd.
Lessman, Andrew                          716,667           2.9          666,667                              50,000            *
MM&B Holdings, L.L.C.                  1,195,833           4.6           50,000            787,500          358,333          1.4
Marine Drilling                          641,225           2.6          641,225                                   0            *
 Management Company
Moore, James E.                          450,000           1.8          300,000            150,000                0            *
  Revocable Trust
  U/d/t dtd. 7/8/94
Neel, John S. Jr.                         98,015             *                              40,000           58,015            *
Nomina Finance Limited   BVI             450,000           1.8          300,000            150,000                0            *
Oakwood Holdings                         450,000           1.8          300,000            150,000                0            *

                                                                         Amount of Shares
                                                                             Offered
                                                                              Hereby
                                                              ---------------------------------------
                                                                                     Shares of Common
                                      Shares                          Number         Stock Underlying
Name of                               Beneficially                    of Shares      Warrants to        Shares Beneficially
Selling                               Owned Prior                     of Common      Purchase           Owned After
Stockholder                           To Offering                     Stock          Common Stock       the Offering
--------------------------------------------------------------------------------------------------------------------------------
                                         Number          Percent                                           Number        Percent
 Limited
Olofson, Erik L. II                      112,500             *           75,000             37,500                0            *
Peak, Kenneth R.                         222,500             *                             200,000           22,500            *
Robinson, Joe Sam Jr.,   M.D.            221,279             *                              70,000          151,279            *
Rover Enterprises.                       650,000           2.6          300,000            150,000          200,000            *
Runnels, G. Tyler                        219,178             *          219,178                                   0            *
Salton, Albin                             75,833             *                              40,000           35,833            *
Smisson, Hugh F. III,   M.D.             234,039                                            50,000          184,039            *
Three D Holdings, Ltd.                   400,000           1.6          400,000                                   0            *
Union Finance                            365,297           1.5          365,297                                   0            *
 International
 Corporation
Wagstaff, Michael J.                      36,667             *                              20,000           16,667            *

   Totals                             17,411,812             *        5,427,117          4,462,500        7,522,195            *

*  Less than 1%.

Mr. Harvey is president and chief executive officer and a director of Cheniere. Mr. Peal is currently a director of Cheniere. BSR Investments, Ltd. is controlled by Nicole Souki, president of BSR and the mother of Charif Souki, chairman of the board of Cheniere. Charif Souki disclaims beneficial ownership of the shares owned by BSR.

ISSUANCE OF SECURITIES TO SELLING STOCKHOLDERS

     The shares of common stock being registered pursuant to the registration statement of which this prospectus is a part include

     - 5,342,367 shares issued in private placements during the period from August 1998 to June 1999

     - 50,000 shares issued in connection with the extension of the maturity date of a short-term senior note

     - 4,462,500 shares issuable upon the exercise of warrants issued in private placements or in connection with the extension of the maturity date of the note

     - 34,750 shares issued in exchange for cancellation of a short-term senior note

     In the period from August 31, 1998 through December 15, 1998, we sold 1,950,000 units to seven investors at a price of $0.67 per share pursuant to Regulation D adopted by the Securities and Exchange Commission. Each unit was comprised of one share of common stock and one half warrant to purchase one share of common stock, adding up to 1,950,000 shares of common stock and warrants to purchase 975,000 shares of common stock. Warrants issued in connection with these sales of units are exercisable on or before the second anniversary date of the date the units were sold at an exercise price of $2.00 per share.

     In December 1998, we sold 666,667 shares of common stock to one investor at a price of $0.75 per share pursuant to Regulation D.

     In connection with extensions of the maturity date of short-term senior term notes, we issued 50,000 shares of common stock and warrants to purchase 1,987,500 shares of common stock as follows:

     - In September 1998 we issued 50,000 shares of common stock and warrants to purchase 1,675,000 shares of common stock, of which warrants to purchase 1,200,000 shares are exercisable on or before September 15, 2002 at an exercise price of $1.50 per share and warrants to purchase 475,000 shares are exercisable on or before September 15, 2003 at an exercise price of $2.00 per share.

     - In October 1998 we issued warrants to purchase 87,500 shares of its common stock exercisable on or before October 15, 2003 at an exercise price of $1.50 per share.

     - In November 1998 we issued warrants to purchase 100,000 shares of its common stock exercisable on or before November 15, 2003 at an exercise price of $1.50 per share.

     - In December 1998 we issued warrants to purchase 125,000 shares of its common stock exercisable on or before December 15, 2003 at an exercise price of $1.50 per share.

     In January 1999 we issued 34,750 shares in exchange for cancellation of a $25,020 senior note which results in an effective exchange rate of $0.72 per share.

     In April 1999, we issued 584,475 shares of common stock to two investors at a price of $0.68 per share pursuant to Regulation D adopted by the Securities and Exchange Commission. We issued the shares in exchange for the cancellation of a production payment obligation which totaled $400,000.

     In April 1999, we sold 300,000 units to three investors at a price of $1.00 per share pursuant to Regulation D adopted by the Securities and Exchange Commission. Each unit was comprised of one share of common stock and one warrant to purchase one share of common stock, adding up to 300,000 shares of common stock and warrants to purchase 300,000 shares of common stock. Warrants issued in connection with these sales of units are exercisable on or before the second anniversary date of the date the units were sold at an exercise price of $1.00 per share.

   In June 1999, we issued 1,000,000 warrants to our president and chief executive officer and 200,000 warrants to another member of our board of directors, both of whom were instrumental in negotiating our license of 8,700 square miles of 3-D seismic data in the Gulf of Mexico. Warrants issued in connection with this transaction are exercisable on or before the fifth anniversary of the date the transaction closed at an exercise price of $1.50 per share.

   In June 1999, we issued 941,225 shares of common stock to a drilling company at a price of $1.50 per share pursuant to Regulation D adopted by the Securities and Exchange Commission. We issued the shares as payment for drilling services.

   In June 1999, we issued 1,200,000 shares of common stock to three investors at a price of $0.83 per share pursuant to Regulation D adopted by the Securities and Exchange Commission.

                           DESCRIPTION OF SECURITIES

     We have 65,000,000 authorized shares of stock, consisting of 60,000,000 shares of the common stock, having a par value of $.003 per share, and 5,000,000 shares of preferred stock, having a par value of $.0001 per share.

COMMON STOCK

     As of June 11, 1999, there were 25,011,977 shares of the common stock outstanding. All of such outstanding shares of common stock are fully paid and nonassessable. Each share of the common stock has an equal and ratable right to receive dividends when, as and if declared by the board of directors of Cheniere out of assets legally available therefor and subject to the dividend obligations of Cheniere to the holders of any preferred stock then outstanding.

     In the event of a liquidation, dissolution or winding up of Cheniere, the holders of common stock are entitled to share equally and ratably in the assets available for distribution after payment of all liabilities, and subject to any prior rights of any holders of preferred stock that at the time may be outstanding.

     The holders of common stock have no preemptive, subscription, conversion or redemption rights, and are not subject to further calls or assessments of Cheniere. There are no sinking fund provisions applicable to the common stock. Each share of common stock is entitled to one vote in the election of directors and on all other matters, submitted to a vote of stockholders. Holders of common stock have no right to cumulate their votes in the election of directors.

PREFERRED STOCK

     As of the date of this prospectus, there were no shares of preferred stock outstanding. Preferred stock may be issued from time to time in one or more series, and the board of directors, without further approval of the stockholders, is authorized to fix the dividend rates and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The purpose of authorizing the board of directors to determine such rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and, under some circumstances, make it more difficult for a third party to gain control of Cheniere.

WARRANTS

     We have issued and outstanding the warrants described in this prospectus. We are registering the common stock issuable upon the exercise of a portion of such warrants pursuant to the registration statement of which this prospectus is a part.

     We have issued and outstanding 141,666 and 2/3 warrants, each of which entitles the registered holder thereof to purchase one share of common stock. These warrants are exercisable at any time on or before June 14, 2000, at an exercise price of $3.00 per share and are subject to customary anti-dilution adjustments. These warrants were originally issued by Cheniere Energy Operating Co., Inc., now a wholly owned subsidiary of Cheniere, and were converted to warrants of Cheniere following the 1996 reorganization of the company. These warrants were issued to a group of 11 investors in connection with a private placement of unsecured promissory notes of Cheniere Operating in the aggregate principal amount of $425,000. In connection with the payment of an additional promissory note to one such investor, Cheniere has issued to such investor an additional warrant to purchase 64,500 shares of the common stock on the same terms as the other warrants, in accordance with the terms of the original Note Agreement, which expires on June 14, 2000.

     In consideration of investment advisory and other services to Cheniere, pursuant to warrant agreements each dated as of August 21, 1996, we issued to C.M. Blair, W.M. Foster & Co., Inc. and Redliw Corp. warrants to purchase 13,600 and 54,400 shares of common stock, respectively. These warrants are exercisable at any time on or before May 15, 2000 at an exercise price of $3.00 per share and are subject to customary anti-dilution adjustments.

     In connection with the December 1997 bridge financing, we issued 100,000 shares of common stock and four-year warrants to purchase 1,333,334 shares of common stock at $2-3/8 per share. Additional warrants to purchase 1,600,000 shares of Cheniere common stock were issued on September 15, 1998 in consideration for the extension to that date. The notes were extended again in September 1998 to a maturity date of December 15, 1998, which date was further extended to January 15, 1999 at the option of Cheniere. In connection with the extension to December 15, 1998, we offered two alternatives of consideration. Holders of $3,000,000 of the notes elected to reduce the exercise price of their warrants to $1.50. The holder of $1,000,000 of the notes elected to reduce the exercise price of its warrants to $2.00 per share, to extend the term of such warrants to five years from the latter of September 15, 1998 or the date of issue, to receive additional warrants to purchase as many as 387,500 shares of common stock and to receive 50,000 shares of common stock.

     In conjunction with a private placement of common stock in March 1997 Cheniere issued 50,000 warrants to a financial advisor. The warrants were issued in March 1998 at an exercise price of $3.125 per share and are exercisable on or before March 31, 2000.

     In conjunction with the issuance of $180,000 senior term notes payable in June 1998, Cheniere issued warrants to purchase 83,334 shares of common stock at an exercise price of $2.00 per share. Such warrants are exercisable on or before June 4, 2002 at an exercise price of $2.00 per share and are subject to customary anti-dilution adjustments.

     In the period from August 31, 1998 through December 15, 1998, we sold 1,950,000 units, each unit consisting of one share of common stock and one half warrant to purchase one share of common stock, in the aggregate, 1,950,000 shares of common stock and warrants to purchase 975,000 shares of common stock. Each warrant is exercisable on or before the second anniversary of the date the units were sold at an exercise price of $2.00 per share and are subject to customary anti-dilution adjustments.

     In April 1999, we sold 300,000 units to three investors at a price of $1.00 per share pursuant to Regulation D adopted by the Securities and Exchange Commission. Each unit was comprised of one share of common stock and one warrant to purchase one share of common stock, adding up to 300,000 shares of common stock and warrants to purchase 300,000 shares of common stock. Warrants issued in connection with these sales of units are exercisable on or before the second anniversary date of the date the units were sold at an exercise price of $1.00 per share.

     In June 1999, we issued 1,000,000 warrants to our president and chief executive officer and 200,000 warrants to another member of our board of directors, both of whom were instrumental in negotiating our license of 8,700 square miles of 3-D seismic data in the Gulf of Mexico. Warrants issued in connection with this transaction are exercisable on or before the fifth anniversary of the date the transaction closed at an exercise price of $1.50 per share.

     The warrants do not confer upon the holders thereof any voting or other rights of a stockholder of Cheniere.

POSSIBLE ANTI-TAKEOVER PROVISIONS

     The amended and restated certificate of incorporation of Cheniere contains provisions that might be characterized as anti-takeover provisions. Such provisions may render more difficult possible takeover proposals to acquire control of Cheniere and make removal of management of Cheniere more difficult.

     As described above, the certificate of incorporation authorizes a class of undesignated preferred stock consisting of 5,000,000 shares. Preferred stock may be issued from time to time in one or more series, and the board of directors, without further approval of the stockholders, is authorized to fix the rights, preferences, privileges and restrictions applicable to each series of preferred stock. The purpose of authorizing the board of directors to determine such rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and, under some circumstances, make it more difficult for a third party to gain control of Cheniere.

     Cheniere is incorporated under the laws of the State of Delaware. Section 203 of the Delaware General Corporation Law prevents an interested stockholder from engaging in a business combination with such corporation for a period of three years from the time such stockholder became an interested stockholder unless at least one of the following conditions is met:

     - the corporation's board of directors had earlier approved either the business combination or the transaction by which the stockholder became an interested stockholder,

     - upon attaining that status, the interested stockholder had acquired at least 85 percent of the corporation's voting stock, not counting shares owned by persons who are directors and also officers, or

     - the business combination is later approved by the board of directors and authorized by a vote of two-thirds of the stockholders, not including the shares held by the interested stockholder.

     The Delaware General Corporation Law defines an interested stockholder as a stockholder owning 15 percent or more of a corporation's voting stock. Cheniere is currently subject to Section 203.

     In addition, William D. Forster, co-chairman of the board of directors of Cheniere, and BSR Investments, Ltd., an entity under the control of a member of the immediate family of Charif Souki, co-chairman of the board of directors of Cheniere, own in the aggregate approximately 26.6% of the outstanding shares of the common stock. Accordingly, it is likely that Mr. Forster and BSR Investments will have the ability to effectively prevent or cause a change in control of Cheniere.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is U.S. Stock Transfer Corporation.

                             PLAN OF DISTRIBUTION

     We have agreed to bear some expenses of registration of the shares offered by this prospectus under federal and state securities laws.

     Shares of common stock covered hereby may be offered and sold from time to time by the selling stockholders. The selling stockholders will act independently of Cheniere in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the shares being offered by this prospectus:

     - on the Nasdaq SmallCap Market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price; or

     - in private sales at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale.

     The selling stockholders and any underwriter, dealer or agent who participate in the distribution of such shares may be deemed to be "underwriters" under the federal securities act, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act. Cheniere has agreed to indemnify the selling stockholders against some liabilities arising under the federal securities act.

     Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders and, if acting as agent for the purchaser of such shares, from such purchaser. Usual and customary brokerage fees will be paid by the selling stockholders. Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions in the over-the-counter market, in negotiated transactions or by a combination of such methods of sale or otherwise. These transactions would be at market prices prevailing at the time of sale or at negotiated prices. These transactions may involve crosses and block transactions and may involve sales to and through other broker-dealers, including transactions of the nature described above. In connection with such resales the broker-dealers may pay to or receive from the purchasers of the shares commissions computed as described above.

     Under the rules and regulations under the Securities Exchange Act of 1934, the selling stockholders may be persons engaged in the distribution of the common stock and may not simultaneously engage in market making activities with respect to Cheniere for a period of five business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions, rules and regulations under the Securities Exchange Act of 1934, including Regulation M, which may limit the timing of purchases and sales of shares of common stock by the selling stockholders.

     The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against some liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principal.

     In order to comply with the securities laws of some states, if applicable, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states, the common stock may not be sold unless such shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Cheniere will keep this registration statement or a similar registration statement effective until the earlier to occur of

     - the date that all securities registered under this registration statement have been disposed of in accordance with the plan of disposition indicated above or

     - the date that all securities registered under this registration statement have become eligible for sale under Rule 144(k) under the Securities Act.

     No sales may be made pursuant to this prospectus after the earlier of these two dates unless Cheniere amends or supplements this prospectus to indicate that it has agreed to extend such period of effectiveness.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon by Mayor, Day, Caldwell & Keeton, L.L.P., Houston, Texas, counsel to Cheniere.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to Cheniere's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 have been so incorporated in reliance on the report, which contains an explanatory paragraph relating to Cheniere's ability to continue as a going concern as described in Note 13 to the consolidated financial statements, of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             Cheniere Energy, Inc.


                               Two Allen Center,
                         1200 Smith Street, Suite 1740
                             Houston, Texas 77002

                  Tel (713) 659-1361  Fax (713d) 659-5459